Mail Stop 3720

May 25, 2006

Via U.S. Mail and Fax (732-866-0063)
Michael A. Maltzman
Vice President and Chief Financial Officer
Stratus Services Group, Inc.
500 Craig Road
Suite 201
Manalapan, NJ 07726

> RE: **Forms 10-K and 10-K/A for the fiscal year ended September 30, 2005**
> **Filed February 3, 2006 and March 31, 2006, respectively**
> **Forms 10-Q for the quarters ended December 31, 2005 and**
> **March 31, 2006**
> **Filed February 17, 2006 and May 15, 2006, respectively**
> **File No. 001-15789**

Dear Mr. Maltzman:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-K and 10-K/A for the year ended September 30, 2005
Note 1—Nature of Operations and Summary of Significant Accounting Policies
Goodwill, page F-17

1. We refer to the last sentence of the second paragraph in your Goodwill disclosure where you state "that there was no impairment of goodwill." Please revise your statement in light of your $3.3 million goodwill impairment charge in your Statement of Operations on page F-6. Also, advise us and disclose the fact and circumstances leading to the impairment recorded in 2005 and identify the reporting unit(s) it was related to. If it is associated with your discontinued operations, the impairment should be included on a net-of-tax basis within the results of discontinued operations. Refer to paragraphs 43 and 47 of SFAS 142.

Note 4—Discontinued Operations, page F-21

2. We note your June 5, 2005 sale of assets to ALS resulting in the $2.2 million gain. We also note from the first quarter Form 10-Q that a similar $3.2 million gain was reported in December 2005. Please support your accounting treatment of the cancellation of the related party payable and refer to all pertinent authoritative accounting literature in your response. Explain to us why the related party transaction (forgiveness of debt) should not be recorded as a capital contribution. Refer to paragraph 20 and footnote 1 of that paragraph of APB 26. Please revise or advise.

3. Furthermore, in regard to your June 5, 2005 sale of assets to ALS, please describe the exchange and the relationship between Stratus and ALS in more detail and tell us the following:
    - Identify the other 50% owners of ALS, besides Joseph J. Raymond, Jr., and tell us whether, and how, the owners are related or affiliated with Stratus,
    - Describe for us Joseph J. Raymond, Jr.'s involvement in Stratus, including any ownership interests,
    - Tell us whether Stratus has continuing involvement of the six Northern California offices sold to ALS,
    - Explain in more detail how Stratus valued the six Northern California offices at the time of the exchange,
    - Describe the terms, contents and circumstances of the accounts payable owed to ALS
    Please refer to all pertinent authoritative accounting literature in your response.

Note 14—Preferred Stock, page F-29

4. It appears that the warrants issued in connection with the Series E Preferred Stock Exchange Offer are subject to a registration rights agreement. Please tell us whether this agreement requires you to file a registration statement that is declared effective

by the SEC and to keep the registration statement continuously effective, or else you would be required to pay penalties or liquidated damages. These provisions would result in liability classification for the warrants under paragraphs 14 through 17 of EITF 00-19. If true, you would be required to classify the warrants as a liability, initially measured at fair value with subsequent changes in fair value reported in earnings as long as the warrants remain classified as liabilities.

5. We note that the Series E and F Preferred Stock is entitled to receive cumulative dividends at specified rates, which indicates that the corresponding preferred stock may be akin to a debt instrument. Please tell us how you determined that the equity classification of the corresponding Preferred Stock was appropriate. Addressing the relevant accounting literature, advise us how you considered whether the Series E and F preferred stock conversion features have economic risks and characteristics that are clearly and closely related to the host contract. See also paragraphs 12 and 61(l) of SFAS 133.

6. We refer you to Note 14 c. on page F-30. Please disclose and explain to us to what assets you are alluding by your disclosure that "[t]he estimated gain on sale of aforementioned assets is $3.1 million" and explain how you calculated the gain and where it is reported.

Form 10-Q for the quarterly period ended March 31, 2006

Consolidated Statements of Cash Flows, page 5

7. In accordance with SFAS 95, please report your cash flows from discontinued operations separately within cash flows from investing, financing, and operating activities. For guidance, please see CPCAF Alert #98 (Update to SEC Staff Position Regarding Changes to the Statement of Cash Flows Relating to Discontinued Operations) and the speech given by Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments. This speech is available on our website at http://www.sec.gov/news/speech/spch120605jl.htm. Since you did not reported the discontinued operations cash flows in the next Form 10-Q subsequent to February 15, 2006 (effective date of Alert #98), your misapplication of SFAS 95 are errors and as such, you should amend your prior filings.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Andrew Mew, Senior Staff Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director